Exhibit 21.1

LIST OF SUBSIDIARIES

Name	Jurisdiction of Organization
Hines Global REIT II Properties LP	Delaware
Hines Global REIT 2819 Loker GP LLC	Delaware
Hines Global REIT II 2819 Loker LP	Delaware
GREIT II Bishops Holdings LLC	Delaware
Hines Global REIT II Ireland Fund PLC	Dublin